COMMENTS RECEIVED ON AUGUST 27, 2010

FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Emerging Markets Fund

POST-EFFECTIVE AMENDMENT NO. 9

1. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff questioned whether the fund will use derivatives as a principal investment strategy.

R: There is no plan to use derivatives as a principal investment strategy in this fund.

2. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Strategic Advisers allocates the fund's assets among sub-advisers and underlying funds in accordance with the fund's policy of normally investing at least 80% of its assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by Standard & Poor's® (S&P®), countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics), other investments that are tied economically to emerging markets, and in shares of other emerging markets equity funds."

C: The Staff questioned how it is determined if an issuer is in an emerging market pursuant to Rule 35d-1.

R: While we believe that the current prospectus disclosure accurately covers the criteria that Strategic Advisers considers when determining whether an investment is an emerging markets investment pursuant to Rule 35d-1, the disclosure below will be added to the end of the second paragraph in the Fund Basics section of the prospectus:

"Whether an underlying fund is an emerging markets fund is determined at the time of investment. Strategic Advisers generally identifies emerging markets funds by reference to a fund's name, policies, or classification by a third-party ranking or ratings organization. Investments in funds whose name, policies or classification change after purchase continue to be considered investments in emerging markets funds for purposes of the 80% policy."

3. "Fund Summary" (prospectus)

"Principal Investment Risks"

"Normally allocating assets among underlying funds and sub-advisers to attempt to diversify the fund's portfolio in terms of market capitalization, investment style, and geographic region."

C: The Staff requests small and mid cap risk to be added to "Principal Investment Risks" because of the fund's attempt to diversify in terms of market capitalization.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure.

4. "Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"The fund is not available for sale to the general public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The changes to this section previously agreed upon with the Staff were reflected in the registration statement filed on July 13, 2010 for the fund.

5. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee may also engage professional search firms to help identify potential Independent Trustee candidates with experience, qualifications, attributes, and skills consistent with the Statement of Policy. Additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, may be considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure to which the footnote cited by the Staff is anchored, we also call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, as well as the disclosure that states that the Board "takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure." Accordingly, we have not modified disclosure.

6. "Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

7. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.